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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                   RULE 13a-16 OR 15D-16 UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


                          FOR THE MONTH OF OCTOBER 2002


                                   FIAT S.P.A.

                                  VIA NIZZA 250
                               TORINO, ITALY 10126

                 (INDICATE BY CHECK MARK WHETHER THE REGISTRANT
   FILES OR WILL FILE ANNUAL REPORTS UNDER COVER OF FORM 20-F OR FORM 40-F.)

                          FORM 20-F [X]   FORM 40-F [ ]

                INDICATE BY CHECK MARK WHETHER THE REGISTRANT BY FURNISHING THE INFORMATION CONTAINED IN THIS FORM
                IS ALSO THEREBY FURNISHING THE INFORMATION TO THE
                 COMMISSION PURSUANT TO RULE 12g3-2(b) UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934.)


                               YES [ ]     NO [X]
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[FIAT LETTERHEAD]

NEWS RELEASE

For Immediate Release

On Monday, October 14, 2002, the day after Fiat top management met with the Italian Prime Minister and other government officials, a series of fanciful versions of that meeting appeared in various newspapers, some of which were offensive to the Fiat Group.

In particular, the tone and atmosphere of the meeting were not as reported in certain articles. The lengthy discussions held on Sunday were characterized by a mutual desire to find the most constructive ways to resolve the difficult problems faced by Fiat Auto as expeditiously as possible. The actual situation is as follows.

On October 9, 2002, Fiat Auto presented labor unions with its plan to reduce excess production capacity with respect to market trends. As is well known, the plan envisages recourse to the special layoff benefits fund for 7,600 employees and long-term layoffs for another 500. Fiat Auto plans to take significant measures to recover its competitiveness, updating its product line and strengthening its sales and marketing operations, with average annual investments totaling 2.5 billion euros between 2002 and 2005.

The Italian Government invited the top management of Fiat to a meeting on October 13 in order to assess the situation, including the major social impact of the restructuring plan.

While confirming the validity of the proposed plan, Company executives expressed their willingness to discuss not only a business but also a financial plan to modernize and develop the Italian automobile industry.The dialogue between the Government and Fiat proceeds in a climate of mutual collaboration, with full awareness of the importance of the automobile industry to the economy and workers in Italy.

Turin, October 15, 2002


For additional information please contact:
Dante Raspa
FIAT USA Corporate Communication Department
Phone (212) 207-0947 Fax (212) 421-5194
Email draspa@fiatusa.com
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                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:      October 17, 2002


                                                FIAT S.p.A.


                                                BY: /s/ James J. Kennedy
                                                    ---------------------------
                                                      James J. Kennedy
                                                      Power of Attorney